Via EDGAR

April 10, 2026

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MidCap Financial Investment Corporation

File No. 814-00646

Filing of Joint Fidelity Bond Pursuant to Rule 17g-1

Dear Commissioners:

On behalf of MidCap Financial Investment Corporation (the “Corporation”), a company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

(i)

a copy of the resolutions of a majority of the board of directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) approving the amount, type, form and coverage of the joint fidelity bond, attached hereto as Exhibit A;

(ii)	a copy of the Corporation’s joint insured fidelity bond, attached hereto as Exhibit B; and

(iii)	a copy of the joint fidelity bond agreement between the Corporation and all of the other named insureds, attached hereto as Exhibit C.

The Corporation would have provided and maintained a single insured bond in the amount of at least $1.9 million had it not been named as an insured under a joint insured bond. The Corporation will pay a premium for a $10 million bond for the policy period, April 5, 2026 through April 5, 2027.

If you have any questions, please do not hesitate to contact me at 212.822.0509.

Kind regards,

/s/ Kristin Hester
Kristin Hester
Secretary

CERTIFICATE OF SECRETARY

The undersigned, Kristin Hester, Secretary of MidCap Financial Investment Corporation, a Maryland Corporation (the “Corporation”) does hereby certify that:

1.

This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Corporation’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely upon this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Corporation, and has custody of the corporate records of the Corporation and is a proper officer to make this certification.

3.

Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Corporation, including a majority of the Board of the Directors who are not “interested persons” of the Corporation, approving the amount, type, form and coverage of the Bond.

4.	Premiums will be paid for the period April 5, 2026 to April 5, 2027.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 10th day of April, 2026.

/s/ Kristin Hester
Kristin Hester
Secretary

Exhibit A

RESOLVED, that MidCap Financial Investment Corporation (the “Corporation”), Apollo Investment Management, L.P. (the “Adviser”) and Apollo Investment Administration, LLC (the “Administrator”) shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $10 million issued by National Union Fire Insurance Company of Pittsburgh, Pa (“AIG”) against larceny and embezzlement, civil fines and penalties assessed against the Corporation’s Chief Compliance Officer and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Corporation from time to time, containing such provisions as may be required by the rules promulgated under the Investment Company Act of 1940, as amended (the “1940 Act”); and be it

FURTHER RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Directors, and separately approved by the Directors who are not “interested persons” of the Corporation (as defined in the 1940 Act) (the “Independent Directors”), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Corporation to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Corporation’s assets, and the nature of the securities in the Corporation’s portfolio; and be it

FURTHER RESOLVED, that the share of the premium to be allocated to the Corporation, the Adviser and the Administrator for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchase separately, be, and the same hereby is, approved by the Directors and separately approved by the Independent Directors, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to the Corporation under the Bond is less than the premium the Corporation would have had to pay had it maintained a single insured bond; and be it

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefor; and be it

FURTHER RESOLVED, that the agreement among the Corporation, the Adviser and the Administrator providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Corporation and also by any other named insured, the Corporation shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 (the “Joint Fidelity Bond Agreement”) is approved with such further changes therein as the officers of the Corporation may determine to be necessary or desirable and proper with the advice of Corporation counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and be it

FURTHER RESOLVED, that the Secretary of the Corporation be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Exhibit B

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producer-compensation or by calling 1-800-706-3102.

91222 (9/16)

IMPORTANT NOTICE TO OUR CUSTOMERS

Article 63 of the New York Insurance Code and Regulation 86 of the New York Rules and Regulations exempt certain risks from rate and policy form filing requirements. We used the regulations to price and/ or create coverage forms and endorsements attached to your policy. The regulations require us to attach this notice to your policy or to endorsements issued subsequent to the issuance of your policy.

NOTICE:

THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Policy number: 01-720-31-49

Issued to: MidCap Financial Investment Corporation

By: National Union Fire Insurance Company of Pittsburgh, Pa.

NYFTZ Classification Code: 2-14057

©American International Group, Inc. All rights reserved.

91250 (06/18)	Page 1 of 1

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to May, 2011

Bond No. 01-720-31-49

National Union Fire Insurance Company of Pittsburgh, Pa.

(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):

MidCap Financial Investment Corporation

Principal Address: 9 WEST 57TH STREET

             NEW YORK, NY 10019

Item 2. Bond Period: from 12:01 a.m. on April 5, 2026	to 12:01 a.m. on April 5, 2027
(MONTH, DAY, YEAR)	(MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $10,000,000

Item 4. Subject to Sections 4 and 12 hereof,

the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is	$5,000,000
and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is	$50,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)-FORGERY OR ALTERATION	$5,000,000	$50,000
Insuring Agreement (E)-SECURITIES Coverage on	$5,000,000	$50,000
Partners or Members	Not Covered	Not Covered
Optional Insuring Agreements and Coverages:
Audit Expense	$50,000	$5,000
Computer Systems Fraud	$5,000,000	$50,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto.

#1,#2,#3,#4,#5,#6,#7,#8,#9,#10,#11,#12,#13,#14,#15,#16,#17,#18,#19

All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is:

$50,000

Item 7. For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

1158414

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 1 of 2

Not Applicable

Item 8. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior

bond(s) or policy(ies) No.(s)   01-174-22-18

Such termination or cancelation to be effective as of the time this bond becomes effective.

Premium Amount: $30,080

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT		SECRETARY

AUTHORIZED REPRESENTATIVE

AON RISK SERVICES NORTHEAST INC

ONE LIBERTY PLAZA

165 BROADWAY

NEW YORK, NY 10006

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 2 of 2

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and

(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)

Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B) (1) Loss of items enumerated in the definition of Property resulting directly from:

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a Messenger, or

(2) a Transportation Company and being transported in an armored motor vehicle, or

(3) a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a) Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c) Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

FORGERY OR ALTERATION

(D) Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1) Negotiable Instrument (except an Evidence of Debt),

(2) Certificate of Deposit,

(3) Letter of Credit,

(4) Withdrawal Order,

(5) receipt for the withdrawal of Property, or

(6) instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a)	Certificated Security,

(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Certificate of Deposit; or

(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned,

controlled or operated by an Insured and not named as an Insured hereunder unless:

Page 1 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

(1) such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2) such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(1)	has occurred or will occur in offices or premises,

(2)	has been caused or will be caused by an employee or employees of such institution, or

(3)	has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP-NOTICE

C. When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer or ownership interest.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond. Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E. Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G. If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, subject to the following:

(1) the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a) the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “ employer securities “ within the meaning of section 407(d)(1) of ERISA; or

(b) the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities “ within the meaning of section 407(d)(1) of ERISA;

(2) notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3) if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 2 of 6

(b) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by a Written instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c) Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d) Counterfeit means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

(e) Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.

(f) Employee means:

(1) a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i) whom the Insured directly compensates by wages, salaries or commissions, or

(ii) who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2) a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

(3) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4) an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g) Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h) Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i) the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners or Members the value of such limited partner’s or Member’s investment in the Insured.

(i) Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j) Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k) Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(l) Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m) Member means a natural person who has an ownership interest in a limited liability company.

(n) Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(p) Negotiable Instrument means any writing:

(1) signed by the maker or drawer;

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3) payable on demand or at a definite time; and

(4) payable to order or bearer.

(q) Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r) Partner means a natural person who:

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s) Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t) Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u) Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers ‘ property or which provides freight forwarding or air express services.

Page 3 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

(v)	Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(w)	Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless , when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f) loss resulting from any violation by the Insured or by any Employee:

(1) of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer ‘s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1) in obtaining credit or funds,

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer -bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the

Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1) kidnapping,

(2) payment of ransom,

(3) threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or

(4) actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor ‘s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o) loss resulting directly or indirectly from payments made or withdrawals from a depositor ‘s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while:

(1) in the mail,

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3) while located on the premises of any Messenger or Transportation Company, except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

(w) loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 4 of 6

the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known. Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT-SUBROGATION-RECOVERY-

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

Page 5 of 6	Copyright The Surety & Fidelity Association of America, 2011	TSB 5062c

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall:

(a) submit to examination by the Underwriter and subscribe to the same under oath;

(b) produce for the Underwriter’s examination all pertinent records; and

(c) cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12.

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a) 60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b) immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d) immediately upon a Change in Control of the first named Insured;

(e) immediately upon exhaustion of the Aggregate Limit of Liability; or

(f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.
TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 6 of 6

RIDER# 1

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

EMPLOYEE DEFINITION AMENDED

(INVESTMENT COMPANY LANGUAGE)

In consideration of the premium charged, it is understood and agreed that Paragraph (f) of Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS Clause, the definition of “Employee,” is deleted in its entirety and replaced with the following:

(f)	Employee means:

(1)	any of the Insured’s officers or employees,

(2)	a Partner or Member of the Insured (unless not covered as indicated in Item 4 of the Declarations), and

(3)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(4)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(5)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(6)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(7)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(8)

each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as Electronic Data Processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under subparagraph (8) hereof, and

©American International Group, Inc. All rights reserved.

RIDER 001

132460 (04/19)	1

RIDER# 1 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(9)	any officer, partner or Employee of

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any such Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in subparagraphs (6) and (7) of this definition and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the termination provisions of Section 13. TERMINATION OR CANCELATION of this bond.

Notwithstanding any provision to the contrary, brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

As used herein, “Investment Company” means an “Investment Company” as by the Investment Company Act of 1940.

©American International Group, Inc. All rights reserved.

RIDER 001

132460 (04/19)	2

RIDER# 1 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 001

132460 (04/19)	3

RIDER# 2

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

FIDELITY DEDUCTIBLE AMENDED

(NIL DEDUCTIBLE)

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding any provision to the contrary, the applicable Deductible amount for Insuring Agreement (A) of this bond shall be $0 and not the amount listed in Item 4 of the Declarations.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 002

132448 (04/19)	1

RIDER# 3

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CANCELLATION TO SECURITIES AND EXCHANGE COMMISSION

AND INVESTMENT COMPANY INSUREDS

Section 13. TERMINATION OR CANCELATION of the CONDITIONS AND LIMITATIONS of the bond is amended by adding the following at the end thereof:

Notwithstanding any provision to the contrary, when the Insured cancels this bond, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies (as defined by the Investment Company Act of 1940) named as an Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all such other Investment Companies. Premiums are earned until the termination date as set forth herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 003

132459 (04/19)	1

RIDER# 4

This rider, effective 12:01 am April 5, 2026 forms a part of bond number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

RIDER/ ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. 14 in favor of It is agreed that:

1.	Part (a) of the section entitled “Termination or Cancelation” of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.

If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

(i)	Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

(ii)	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

(iv)

After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

(v)

Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

(vi)

Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24, AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO JULY 2009

2-14057	END 004

SR 6180d	Copyright, The Surety & Fidelity Association of America, 2009	Page 1 of 3

RIDER# 4 (Continued)

(vii)	A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or

(viii)

Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

b.

If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d.

If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.

If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.	Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.	If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.

If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

2-14057	END 004

SR 6180d	Copyright, The Surety & Fidelity Association of America, 2009	Page 2 of 3

RIDER# 4 (Continued)

c.

If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.

Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.

Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)

prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2)

on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g.

The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

AUTHORIZED REPRESENTATIVE

2-14057	END 004

SR 6180d	Copyright, The Surety & Fidelity Association of America, 2009	Page 3 of 3

RIDER# 5

This endorsement, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

ADDITIONAL INSURED RIDER

It is agreed that:

1.	Item 1 of the Declarations, “Name of Insured (herein called Insured),” is amended to include the following entity as an additional Insured under the attached bond:

Additional Insured:	Apollo Investment Management, L.P.; Apollo Investment Administration, LLC

Principal Address:	9 West 57th Street

New York, NY 10019

2. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	END 005

101906 (6/09)	Page 1 of 1

RIDER# 6

This rider, effective 12:01 am April 5, 2026 forms a part of bond number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

INSURING AGREEMENT (A) FIDELITY AMENDED RIDER (“AND” TO

“OR” EXCEPT FOR LOANS AND/OR TRADING)

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is deleted in its entirety and replaced with the following:

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; or

(2)	to obtain financial benefit for the Employee or another person or entity.

However, if some or all of the Insured’s loss results directly or indirectly from:

(a)

Loans, that portion of the loss involving an Loan is not covered unless the Employee also was in collusion with one or more parties to the loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or

(b)	trading that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including, but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including, but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

2.	Solely for the purpose of Insuring Agreement (A) FIDELITY (as amended by this rider), the following definitions are added to the attached bond:

©American International Group, Inc. All rights reserved.

2-14057	RIDER 006

109203 (8/11)	1

RIDER# 6 (continued)

“Loans “ means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

“Trading” means trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	RIDER 006

109203 (8/11)	2

RIDER# 7

This rider, effective at 12:01 am April 5, 2026 forms a part of

Bond number 01-720-31-49

Issued to MidCap Financial Investment Corporation

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name: Fidelity Bond Form 14

ECONOMIC SANCTIONS RIDER

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	RIDER 007

119679 (9/15)	Page 1 of 1

RIDER# 8

This rider, effective 12:01 am April 5, 2026 forms a part of bond number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

UNCERTIFICATED SECURITIES RIDER

It is agreed that:

1.	Paragraph (1) of Insuring Agreement (E) SECURITIES of the INSURING AGREEMENTS Clause is amended by adding the following after sub-paragraph (d):

(e)	Statement of Uncertificated Security in any book entry form;

2.

Solely for the purpose of the coverage afforded by this rider, paragraph (s) of Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(s)

Property means Money, Certificated Securities, Uncertificated Securities of any issuer, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	RIDER 008
111596 (9/12)	Page 1 of 1

RIDER# 9

This rider, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

AUDIT EXPENSE RIDER

It is agreed that:

1.	Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is amended by inserting the following at the end thereof:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2.	Paragraph (d) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(d)

loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3.	Paragraph (u) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(u)	all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4.	Item 4 of the Declarations is amended to include the following:

©American International Group, Inc. All rights reserved.

2-14057	RIDER 009

101779 (4/17)	Page 1 of 2

RIDER# 9 (continued)

	Single Loss Limit of Liability	Single Loss Deductible
Audit Expense	$50,000	$5,000

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	RIDER 009

101779 (4/17)	Page 2 of 2

RIDER# 10

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

ERISA FRAUD OR DISHONESTY

(OMNIBUS ERISA PLAN WORDING)

It is agreed that:

1.	The bond is amended by adding an additional Insuring Agreement as follows:

ERISA FRAUD OR DISHONESTY

Loss incurred by an Employee Benefit Plan named in this bond resulting directly from Fraud or Dishonesty committed by a Covered Person. Coverage afforded by this Insuring Agreement extends only to Employee Benefit Plans named in this bond, and does not extend to Insureds that are not Employee Benefit Plans.

2.	For the purposes of the ERISA Fraud or Dishonesty Insuring Agreement, the following definitions are added:

a.	Covered Person means any natural person who is

i.	A trustee, officer, employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan insured under this Insuring Agreement; or

©American International Group, Inc. All rights reserved.

RIDER 010

132649 (04/19)	1

RIDER# 10 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

ii.	A director, officer, employee or trustee of a named Insured, but only while that person is handling funds or property of an Employee Benefit Plan insured under this Insuring Agreement;

but does not include any agent, broker, person leased to the Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor or representative of the same general character.

b.

Employee Benefit Plan(s) means any welfare or pension benefit plan the majority of whose beneficiaries are Employees or former Employees of the Insured and subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

c.

Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

d.	Occurrence means all loss or losses caused by, or involving, any one Covered Person, acting alone or in collusion with others.

3.	For the purposes of this Insuring Agreement only, Exclusions (a), (d), (e), (g), (h), (i), (k), (l), (m), (n), (o), (p), (q), (r), (bb) and (cc) are deleted and the following exclusions are added:

a.

loss resulting from the dishonest or fraudulent acts of a Covered Person if the Insured, or any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Insured Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of this bond.

b.	loss resulting from the negligence of a Covered Person.

©American International Group, Inc. All rights reserved.

RIDER 010

132649 (04/19)	2

RIDER# 10 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

c.

loss resulting from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided however that this exclusion will not apply to loss that is otherwise covered under this bond, caused by a Covered Person’s access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty.

4.

For the purposes of this Insuring Agreement only, the ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE General Agreement is deleted and replaced with the following:

If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other entity any additional persons become Covered Persons:

a. The Insured must give the Underwriter written notice and obtain its written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; but

b. For the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

5.	For the purposes of this Insuring Agreement only, the INSURED’S ERISA PLANS General Agreement is deleted and replaced with the following:

©American International Group, Inc. All rights reserved.

RIDER 010

132649 (04/19)	3

RIDER# 10 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

EMPLOYEE BENEFIT PLANS

a.

It is the responsibility of the Insured to select a Limit of Insurance for the Insuring Agreement that is sufficient to provide a limit that is at least equal to that required under ERISA if each Employee Benefit Plan were separately insured.

b.	Any payment we make to the Insured for loss sustained by any Employee Benefit Plan will be held by the Insured for the use and benefit of the plan(s) sustaining the loss.

c.	If two or more Employee Benefit Plans are insured under this insurance, any payment we make for loss:

(i) Sustained by two or more Employee Benefit Plans; or

(ii) Of commingled Property of two or more Employee Benefit Plans;

that arises out of one Occurrence and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.

d.

Notwithstanding Section 3 of the Conditions and Limitations of this bond, the Underwriter will pay for loss that is sustained by an Insured Employee Benefit Plan prior to the effective date of termination or cancellation of this bond, which is discovered by the Insured within one year following the date of termination or cancellation. However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the Insured that offers the same coverage afforded by this Insuring Agreement in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date. If this Insuring Agreement is canceled or terminated as to any covered Employee Benefit Plan, this extended period to discover a loss applies separately to that Employee Benefit Plan.

e.

The deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by an Employee Benefit Plan only after that Employee Benefit Plan has received from the Underwriter:

©American International Group, Inc. All rights reserved.

RIDER 010

132649 (04/19)	4

RIDER# 10 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

i. $500,000; or

ii. $1,000,000, if the employee benefit plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA.

6.	The following Condition is added for the purposes of this Insuring Agreement:

Cancellation as to Any Covered Person

Coverage under this bond is canceled as to any Covered Person:

a.

Immediately upon discovery by any Insured, or by any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the Insuring Agreement for loss or losses resulting from acts committed by that Covered Person after the date of such discovery.

b.

On the date specified in a notice mailed to the Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 010

132649 (04/19)	5

RIDER# 11

This rider, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

STOP PAYMENT LIABILITY RIDER

It is agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

STOP PAYMENT LIABILITY

Loss by reason of the liability imposed upon the Insured by law for damages:

(a)

for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized representative of such depositor to stop payment of any check or draft made or drawn by such depositor or any authorized representative of such depositor; or

(b)	for having refused to pay any check or draft made or drawn by any depositor of the Insured or any authorized representative of such depositor.

2.	With respect to the coverage provided by this rider, the following shall apply:

(a)

the Underwriter’s Aggregate Limit of Liability under this the STOP PAYMENT LIABILITY Insuring Agreement shall be $100,000, which shall be part of, and not in addition to, the Aggregate Limit of Liability stated in the Declarations; and

(b)	a deductible of $5,000 shall apply to each and every loss under the STOP PAYMENT LIABILITY Insuring Agreement.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	RIDER 011

101820 (6/09)	Page 1 of 1

RIDER# 12

This endorsement, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES RIDER

It is agreed that:

1.	The INSURING AGREEMENTS Clause of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2.

The Underwriter’s Aggregate Liability under this UNAUTHORIZED SIGNATURES Insuring Agreement shall be $100,000 , which shall be part of, not in addition to, the Aggregate Liability stated in the Declarations. A deductible amount of $5,000 shall apply to each and every loss under this UNAUTHORIZED SIGNATURES Insuring Agreement.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL	OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	END 012

101822 (6/09)	Page 1 of 1

RIDER# 13

This rider, effective 12:01 am April 5, 2026 forms a part of

Bond number 01-720-31-49

Issued to MidCap Financial Investment Corporation

By National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM (REPORTING

BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.

Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c- claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)

“Notice of Claim Reporting” means “notice of claim/ circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/ Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	RIDER 013

99758 (8/08)	Page 1 of 1

RIDER# 14

This rider, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDLING OF SECURITIES RIDER

It is agreed that:

1.	Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured, but only as respects coverage on Certificated Securities.

SCHEDULED DEPOSITORY	LOCATION COVERED
All depositories used by the insured

2.

Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository.

3.

The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign the rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.

©American International Group, Inc. All rights reserved.

2-14057	END 014

101918 (6/09)	Page 1 of 2

RIDER# 14 (continued)

4.

If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in paragraph 3 above, and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.

5.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057	END 014

101918 (6/09)	Page 2 of 2

RIDER# 15

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED INFORMATION EXCLUSION

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25

FOLLOW FORM BOND (EXCESS OVER A FIDELITY BOND)

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.

Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i)	confidential or non-public; or

(ii)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

©American International Group, Inc. All rights reserved.

RIDER 015

113011 (10/12)	1

RIDER# 15 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 015

113011 (10/12)	2

RIDER # 16

This rider, effective at 12:01 am April 5, 2026 forms a part of

Bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

By: National Union Fire Insurance Company of Pittsburgh, Pa.

Product Name:    Fidelity Bond Form 14

NAMED INSURED AMENDED RIDER

(SUBSIDIARY GREATER THAN 50%)

It is agreed that:

1.

In addition to the entity listed in Item 1 of the Declarations (the “First Named Insured”), “Insured” shall also include any subsidiary, or acquired company or corporation, or other business entity which is more than fifty percent (50%) owned by the First Named Insured or any of its subsidiary companies covered hereunder all subject to the provisions of General Agreement B.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

2-14057 RIDER 016

101786 (04/17)	Page 1 of 1

RIDER# 17

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRIME COVERAGE RIDER

(FORM 14 VERSION)

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.	All the terms and conditions of bond form 14 (5/11) shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	1

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

2.	Item 4 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages:

	Single Loss Limit of_Liability	Single Loss Deductible
Computer Systems Fraud	$5,000,000	$50,000
Data Processing Service Operations	$5,000,000	$50,000
Voice Initiated Transfer Fraud	$5,000,000	$50,000
Telefacsimile Transfer Fraud	$5,000,000	$50,000
Destruction of Data or Programs by Hacker	$5,000,000	$50,000
Destruction of Data or Programs by Virus	$5,000,000	$50,000
Voice Computer System Fraud	$10,000	$10,000

3.	The Declarations page is hereby amended by adding the following paragraph to the end thereof:

Item 9.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $10,000.

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $10,000.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	2

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(G)	Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B;

provided the entry or change causes:

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	3

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(H)	Loss sustained by a Client of the Insured resulting directly from a fraudulent:

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client,

provided that the entry or change causes:

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	4

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(i)	Property to be transferred, paid or delivered,

(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or

(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	5

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

VOICE INITIATED TRANSFER FRAUD

(I)

Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,

(2)	an individual person who is a Customer of the Insured, or

(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and

(ii)

if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	6

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD

(J)

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1)  purports and reasonably appears to have originated from:

(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)  contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)  contains the name of a person authorized to initiate such transfer;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	7

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(K)

Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate “Single Loss”.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	8

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(L)

Loss that is Restoration Costs resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the affected Computer Program(s) or Electronic Data is/are restored or repaired (or a determination has been made that such restoration or repair is impossible). Recurrence of destruction or damage after the Computer Program(s) or Electronic Data is/are restored or repaired shall constitute a separate “Single Loss”.

VOICE COMPUTER SYSTEM FRAUD

(M)

Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	9

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)

failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5.	GENERAL AGREEMENTS B. ADDITIONAL OFFICES OR EMPLOYEES–CONSOLIDATION, MERGER OR PURCHASE OF ASSETS–NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS – CONSOLIDATION,

MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

B.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	10

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)

has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured shall:

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

6.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS (s) “Property” of the CONDITIONS AND LIMITATIONS section is hereby amended to include Electronic Data and Computer Programs.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	11

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

7.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following definitions to the end thereof:

(i)

Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)	Computer System means:

(1)	computers with related peripheral components, including storage components wherever located;

(2)	systems and applications software;

(3)	terminal devices; and

(4)	related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	12

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(iv)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)

Restoration Costs means reasonable and necessary costs or expenses incurred by the Insured with the Insurer’s prior written consent to restore or repair damaged or destroyed Electronic Data or Computer Programs within a Computer System; provided that if it is determined that such Electronic Data or Computer Programs cannot be restored or repaired, then Restoration Costs means solely those reasonable costs or expenses incurred by the Insured, with the Insurer’s prior written consent, to reach such determination.

Notwithstanding the foregoing, Restoration Costs shall not include, and in no event shall any Insuring Agreement of this bond cover:

(1)	any costs related directly or indirectly to the damage or destruction of Electronic Data or Computer Programs that the Insured did not have a license to use; or
(2)	any costs or expenses incurred to redo the work product, research or analysis that was the basis of any damaged or destroyed Electronic Data or Computer Programs;

(vii)

System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	13

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(viii)

System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(ix)

System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(x)

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(xi)

Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

(xii)	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2)	of a type commonly dealt in securities, exchanges or markets; and

3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	14

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(xiii)

Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following exclusions to the end thereof:

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)

loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)

loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)

loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	15

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(v)

loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x)	loss resulting directly or indirectly from:

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	16

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	written instructions or advices, or

(2)	telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)

loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

a.	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or

b.	failure or breakdown of electronic data processing media; or

c.	error or omission in programming or processing;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	17

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism;

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	18

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)	loss as a result of a threat

1)	to do bodily harm to any person;

2)	to do damage to the premises or property of the Insured; or

3)	to Computer Systems operations;

9.

Solely for the coverage provided by this rider, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER of the CONDITIONS AND LIMITATIONS section is hereby amended by adding the following section to the end thereof:

(g)

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call- back, if such call-back was required.

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	19

RIDER# 17 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

(h)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 017

134712 (11/19)	20

RIDER# 18

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

IMPERSONATION FRAUD

(FRAUDULENTLY-INDUCED PAYMENT COVERAGE; SEPARATE DEDUCTIBLES AND SUBLIMITS

FOR AUTHENTICATED AND UNAUTHENTICATED INSTRUCTIONS;

PRIOR ACTS EXCLUSION)

This rider modifies insurance provided under the following:

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

It is agreed that the policy is hereby amended as follows:

1.	The INSURING AGREEMENTS Clause is amended to include the following at the end thereof:

FRAUDULENTLY-INDUCED PAYMENT COVERAGE

Loss of Funds resulting directly from an Insured having, in good faith, transferred Funds from its own account in reliance upon Fraudulently-Induced Instruction(s).

2.	Solely for purposes of this rider, the following definitions shall apply:

©American International Group, Inc. All rights reserved.

RIDER 018

134481 (07/19)	1

RIDER# 18 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

“Fraudulently-Induced Instruction” means any instruction communicated to an Insured for the purpose of directing or transferring Insured Funds and/or updating vendor bank account information that were communicated by:

a.

a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or other Employee — or by an individual acting in collusion with such person purporting to be a director, officer, partner, member, sole proprietor or other Employee (hereinafter referred to as an “Internal Requestor”), or

b.

a person purporting to be an employee of a vendor that has a legitimate pre-existing arrangement or written agreement to provide goods or services to the Insured–or by an individual acting in collusion with such person purporting to be a vendor employee (hereinafter referred to as a “Vendor Requestor”); provided, however, Fraudulently-Induced Instruction shall not include any such instruction transmitted by an actual vendor employee who was acting in collusion with any third party in submitting such instruction but which instructions were not actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured or by an employee of a vendor;

“Funds” means Money on deposit in an account with a credit balance.

3.	The maximum the Underwriter shall be liable for all loss under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement shall be:

©American International Group, Inc. All rights reserved.

RIDER 018

134481 (07/19)	2

RIDER# 18 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

$ 150,000 Limit	for each Single Loss sustained where the Insured did not subject the Fraudulently-Induced Instruction to an out-of- band authentication procedure (or other authentication procedure approved in writing by the Underwriter);
$ 50,000 Deductible
$ 150,000 Limit	for each Single Loss sustained where the Insured subjected the Fraudulently-Induced Instruction to an out-of-band authentication procedure (or other authentication
$ 50,000 Deductible	procedure approved in writing by the Underwriter) and a contemporaneous record of such authentication is provided to the Underwriter;
$ 1,000,000 Limit	in the aggregate for all loss under the FRAUDULENTLY- INDUCED PAYMENT COVERAGE Insuring Agreement;

which amounts shall be part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3 of the Declarations, and in no way shall serve to increase the Underwriter’s Limit of Liability as therein stated.

4.	With respect to the coverage afforded by virtue of this rider, “an out-of-band authentication procedure” means a procedure for confirming that:

(i)	an instruction from an Internal Requestor was actually made by a director, officer, partner, member or sole proprietor or other Employee of the Insured; or

(ii)

an instruction from a Vendor Requestor was actually made by an employee of a vendor; through use of a communication channel that is separate and unconnected from the communication channel used to send the initial instruction.

5.	Solely for purposes of this rider, the following exclusion shall apply:

©American International Group, Inc. All rights reserved.

RIDER 018

134481 (07/19)	3

RIDER# 18 (Continued)

This rider, effective at 12:01AM April 05, 2026 forms a part of bond number 01-720-31-49

Issued to: MidCap Financial Investment Corporation

by National Union Fire Insurance Company of Pittsburgh, Pa.

The coverage afforded by the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement does not apply to any loss occurring prior to 4/5/2025.

6.	Solely for purposes of this rider, “Insured” shall not mean or include any Investment Vehicle.

7.

Solely for purposes of this rider, “Investment Vehicle” shall mean any entity whose sole purpose is holding or acquiring debt, equity, or fee simple investments and/or interest in financial derivatives.

8.	Solely for purposes of this rider, paragraph (h) of Section 2., EXCLUSIONS, is deleted in its entirety and replaced with the following:

(h)

loss caused by an Employee, except when covered under Insuring Agreement (A), or when covered under Insuring Agreements (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance, destruction of or damage to Property, or when covered under the FRAUDULENTLY-INDUCED PAYMENT COVERAGE Insuring Agreement and resulting directly from unintentional acts of the Employee.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

©American International Group, Inc. All rights reserved.

RIDER 018

134481 (07/19)	4

RIDER# 19

This rider, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to MidCap Financial Investment Corporation

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

TSB 5062c	05/11	FORM 14 ADMITTED DEC

TSB 5062c	05/11	FORM 14 US GUTS

132460	04/19	EMPLOYEE DEFINITION AMENDED (INVESTMENT COMPANY LANGUAGE)

132448	04/19	FIDELITY DEDUCTIBLE AMENDED NIL DEDUCTIBLE

132459	04/19	NOTICE OF CANCELLATION TO SECURITIES AND EXCHANGE COMMISSION AND INVESTMENT COMPANY INSUREDS

SR 6180D	07/09	NEW YORK STATUTORY RIDER

101906	06/09	ADDITIONAL INSURED RIDER

109203	08/11	INSURING AGREEMENT (A) - FIDELITY AMENDED RIDER (_AND_ TO _OR_ EXCEPT LOANS AND-OR TRADING)

119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT

111596	09/12	UNCERTIFICATED SECURITIES RIDER

101779	04/17	AUDIT EXPENSE RIDER

132649	04/19	ERISA FRAUD OR DISHONESTY OMNIBUS ERISA PLAN WORDING

101820	06/09	STOP PAYMENT LIABILITY RIDER

101822	06/09	UNAUTHORIZED SIGNATURES RIDER

99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)

101918	06/09	CENTRAL HANDLING OF SECURITIES RIDER

113011	10/12	PROTECTED INFORMATION EXCLUSION

101786	04/17	NAMED INSURED AMENDED RIDER (SUBSIDIARY GREATER THAN 50)

134712	11/19	COMPUTER CRIME COVERAGE RIDER FORM 14 VERSION

134481	07/19	IMPERSONATION FRAUD (FRAUDULENT-INDUCED PAY; SEP DED AND SUB AUTH AND UNAUTH INST; PRIOR ACTS EXCL) (FB14 15)

78859	10/01	FORMS INDEX ENDORSEMENT

78859 (10/01)	Page 1 of 2

RIDER# 19

This rider, effective 12:01 am April 5, 2026 forms a part of policy number 01-720-31-49

issued to MidCap Financial Investment Corporation

by	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

78859 (10/01)	Page 2 of 2

CLAIM REPORTING FORM

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/Bond Number:      01-720-31-49         Date:

Type of Coverage: D&O      E&O      Fidelity      (complete the Fidelity Supplemental on the next page) Insured’s

Name, as given on Policy Declarations (Face Page):

MidCap Financial Investment Corporation

Contact Person:

Title:

Phone: (      )          -         Ext

eMail:                             @

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/Agent: AON RISK SERVICES NORTHEAST INC

Address: ONE LIBERTY PLAZA, 165 BROADWAY

Address: NEW YORK, NY 10006

Contact: ZACHARY WHELAN                  Phone:

eMail: zachary.whelan@aon.com

Send Notice of Claims to:	AIG	Phone:	(888) 602- 5246
	Financial Lines Claims	Fax:	(866) 227- 1750
	P.O. Box 25947	Email:	c- Claim@AIG.com
Shawnee Mission, KS 66225

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/ Bond Number: 01-720-31-49

Date of Discovery:	Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud

	Funds Transfer	Robbery/ Burglary

	ID Theft	Forgery

	Client Property	In Transit

	ERISA	Credit Card Forgery

	Other	if Other, describe:

Send Notice Of Claims To:	AIG	Phone:	(888) 602- 5246
	Financial Lines Claims	Fax:	(866) 227- 1750
	P.O. Box 25947	Email:	c- Claim@AIG.com
Shawnee Mission, KS 66225

centralized Customer Link and Information Management

Exhibit C

JOINT FIDELITY BOND AGREEMENT

AS AMENDED AND RESTATED

This JOINT FIDELITY BOND AGREEMENT as amended and restated is dated as of March 13, 2009 by and between MidCap Financial Investment Corporation (the “Corporation”), a Maryland corporation, Apollo Investment Management, L.P. (the “Adviser”), a Delaware limited partnership, and Apollo Investment Administration, LLC (the “Administrator”), a Delaware limited liability company.

W I T N E S S E T H:

WHEREAS, the Corporation, the Adviser, and the Administrator are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a fidelity bond from time to time in effect (the “Bond”);

WHEREAS, the Corporation is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of the Corporation, including a majority of the directors who are not “interested persons” of the Corporation (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated prorata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of the Corporation and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

MIDCAP FINANCIAL INVESTMENT CORPORATION

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Secretary

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	ACC Management, LLC, its general partner

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Vice President

APOLLO INVESTMENT ADMINISTRATION, LLC

By:	/s/ Gregory W. Hunt
Name:	Gregory W. Hunt
Title:	Vice President